SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                            --------------------
                                SCHEDULE 13D
                               (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                        (Amendment No. ____2____)(1)

                         STELMAR SHIPPING LTD. (SJH)
    ---------------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.02 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)

                                  V8726M103
    ---------------------------------------------------------------------
                               (CUSIP Number)

                             George Karageorgiou
                            c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                             Vouliagmeni, 16671
                               Athens, Greece
                            Tel: 011-301-967-0001
    --------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 June 2, 2004
    --------------------------------------------------------------------
           (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

             Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   ------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.







        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








       CUSIP No. V8726M103
                 ---------

       1.       NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Stelchi Holding Ltd.

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)    [ ]
                                                                                                             (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS*

                WC

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Liberia

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7.       SOLE VOTING POWER

                0

       8.       SHARED VOTING POWER

                1,075,000 (See Item 4)

       9.       SOLE DISPOSITIVE POWER

                0

       10.      SHARED DISPOSITIVE POWER

                1,075,000 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,075,000 (see Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                              [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                6.18%

       14.      TYPE OF REPORTING PERSON*

                HC

                                              *SEE INSTRUCTIONS BEFORE FILLING OUT!








       CUSIP No. V8726M103
                 ---------


       1.       NAME OF REPORTING PERSON
                S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Clelia Haji-Ioannou

       2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)    [ ]
                                                                                                             (b)    [X]
       3.       SEC USE ONLY

       4.       SOURCE OF FUNDS

                WC

       5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)

       6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Britain and Cyprus

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

       7.       SOLE VOTING POWER:

                0

       8.       SHARED VOTING POWER:

                1,075,000 (See Item 4)

       9.       SOLE DISPOSITIVE POWER:

                0

       10.      SHARED DISPOSITIVE POWER:

                1,075,000 (See Item 4)

       11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                1,075,000 (see Item 4)

       12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]

       13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                6.18%

       14.      TYPE OF REPORTING PERSON

                IN









        This Amendment No. 2 to Schedule 13D amends the Statement on
   Schedule 13D dated March 6, 2001 (the "Schedule 13D"), as heretofore amended and supplemented by Amendment No. 1 (the "Schedule 13D"), filed by Stelchi Holding Ltd., a Liberian corporation ("Stelchi") and Clelia Haji-Ioannou with respect to the shares of common stock, par value $0.02 per share (the "Shares") of Stelmar Shipping Ltd., a Liberian corporation ("Stelmar").

        This Amendment No. 2 is being filed to report that Stelchi and OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI") entered into an amendment to the Agreement with respect to the holding, voting and disposition of Stelmar Shares owned by Stelchi (the "Amendment") on June 2, 2004.
   A copy of the Amendment is attached as Exhibit A to this Amendment
   No. 2. In addition, Stelchi has been informed that separate amendments (the "Separate Amendments"), substantially identical to the Amendment, were entered into on June 2, 2004 between Stelshi Holding Ltd., a Liberian Corporation ("Stelshi") and OMI, and Stelphi Holding Ltd., a Liberian corporation ("Stelphi") and OMI, respectively.

        As a result of the Agreement, as amended by the Amendment, the Securities and Exchange Commission may deem Stelchi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Shares. In addition, as a result of the Agreement, as amended by the Amendment, and the Separate Agreements, as amended by the Separate Amendments, the Securities and Exchange Commission may deem Stelchi, Stelshi, Stelphi and OMI to be members of a "group" within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares. Stelchi disclaims being a member of a group within the meaning of Rule 13d-5(b)(1) under the Exchange Act with respect to the Shares and disclaims beneficial ownership of any Shares held by Stelshi, Stelphi or OMI.

   ITEM 1.  SECURITY AND ISSUER.

        This Amendment No. 2 relates to the Shares of Stelmar. Stelmar's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece.

   Item 2.  IDENTITY AND BACKGROUND.

        This Amendment No. 2 is being filed on behalf of Stelchi and Clelia Haji-Ioannou, the sole shareholder of Stelchi. Stelchi and Ms. Haji-Ioannu are collectively referred to herein as the "Reporting Persons."

        This Amendment No. 2 constitutes a separate filing on Schedule
   13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Exchange Act. The Reporting Persons do not know or have reason to know any information concerning Stelshi, Stelphi and OMI except for the information set forth in the Agreement, as amended by the Amendment, and the Separate Agreements, as amended by the Separate Amendments, and such other information with respect to the beneficial ownership of Shares, identity, background and related information set forth in Schedule 13Ds filed by Stelshi and Stelphi. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.








        Except as set forth above, there are no other changes to the information set forth under Item 2 in Amendment No. 1 to the Schedule 13D.

   Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        No change from Amendment No. 1 to the Schedule 13D.

   Item 4.  PURPOSE OF TRANSACTION.

        On June 2, 2004, Stelchi and OMI executed the Amendment to the Agreement with respect to the holding, voting and disposition of Stelmar Shares owned by Stelchi. The Amendment deletes Section 6.2 of the Agreement relating to public statements regarding the subject matter of the Agreement. A copy of the Amendment is attached as Exhibit A to this Amendment No. 2 and is incorporated herein by reference.

                               ----------

        Except as set forth above, the Reporting Persons have no current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 in Schedule 13D.

   Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        As of the date hereof, Stelchi is the beneficial owner of an aggregate of 1,075,000 Shares, or approximately 6.18% of the 17,391,188 outstanding Shares of Stelmar, based on reports filed by Stelmar with the Securities and Exchange Commission. As Stelchi's sole shareholder, Clelia Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelchi currently beneficially owns, subject to the provisions of the Agreement described above. However, Ms. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

        In addition, the Reporting Persons understand, based on the information set forth in the Separate Agreements, as amended by the Separate Amendments, and their respective Schedule 13D filings, that (i) Stelshi is the beneficial owner of an aggregate of 1,288,584, or approximately 7.41% of the outstanding Shares of Stelmar and (ii) Stelphi is the beneficial owner of an aggregate of 2,412,026, or approximately 13.87% of the outstanding Shares of Stelmar. Accordingly, Stelchi,
   Stelshi and Stelphi, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, collectively would own beneficially an aggregate of 4,775,610, or approximately 27.46% of the outstanding Shares of Stelmar. The Reporting Persons have no information with respect to OMI's beneficial ownership of the Shares other than its arrangements with Stelchi under the Agreement, as amended by the Amendment, and its arrangements with Stelshi and Stelphi, respectively, under the Separate Agreements, as amended by the Separate Amendments.







        The Reporting Persons disclaim beneficial ownership of any Shares owned by Stelshi, Stelphi or OMI.

   Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 of Amendment No. 1 to the Schedule 13D is hereby supplemented with the following information:

        The information set forth in "Item 4 - Purpose of Transaction" with respect to the Amendment is incorporated herein by reference.

   Item 7.  MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of Amendment No. 1 to the Schedule 13D is hereby supplemented with the following information:

        Exhibit A: Conformed copy of the Amendment to the Agreement, dated June 2, 2004, between Stelchi Holding Ltd. and OMI Corporation.








                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           June 3, 2004
                                 ---------------------------------
                                              (Date)

                                 STELCHI HOLDING LTD



                                 By:  /s/ George Karageorgiou
                                      ----------------------------
                                      George Karageorgiou
                                      President



                                 /s/ Clelia Haji-Ioannou
                                 ---------------------------------
                                 Clelia Haji-Ioannou


   Attention:   Intentional misstatements or omissions of fact constitute
   federal criminal violations (see 18 U.S.C. 1001).








                                                                EXHIBIT A
                                                                ---------


                             AMENDMENT TO AGREEMENT


        THIS AMENDMENT (the "Amendment") is made as of June 2, 2004, by and between Stelchi Holding Ltd., a Liberian corporation ("Stelchi"), and OMI Corporation, a company organized under the laws of the Republic of the Marshall Islands ("OMI"), to that certain Agreement dated as of May 16, 2004 by and between Stelphi and OMI (the "Agreement").

        WHEREAS, among other matters, the Agreement provides certain review and approval rights with respect to public announcements by either Stelchi or OMI regarding the subject matter of the Agreement; and

        WHEREAS, the parties wish to amend those provisions as set forth herein.

        NOW, THEREFORE, in consideration of the foregoing and the other covenants and agreements contained in the Agreement, the parties agree as follows:

   1.   AMENDMENT TO SECTION 6.2.  Stelchi and OMI hereby agree that
   Section 6.2 of the Agreement shall be deleted in its entirety and shall have no further force and effect.

   2. COUNTERPARTS; FACSIMILE. This Amendment may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. This Amendment may be executed and delivered by facsimile transmission, and a facsimile of this Amendment or of a signature of a party will be effective as an original.

          IN WITNESS WHEREOF, this Amendment to the Agreement is executed and delivered by the parties as of the date first above written.



   STELCHI HOLDING LTD.                      OMI CORPORATION




   By: /s/ George Karageorgiou               By: /s/ Robert Bugbee
       -------------------------                 -----------------------------
   Name:  George Karageorgiou                Name:  Robert Bugbee
   Title: President                          Title: President and Chief
                                                      Operating Officer